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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0145 Expires:Febuary 28, 2009 Estimated average burden hours per response ....10.4
SCHEDULE 13G/A Under the Securities and Exchange Act of 1934 (Amendment No. 1 )*
Power & Digital Infrastructure Acquisition II Corp.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
73919C100
(CUSIP Number)

February 6, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73919C100
1.Names of Reporting Persons. RLH Capital, LLC I.R.S. Identification Nos. of above persons (entities only). 86-2579277
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationDelaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power0
6.Shared Voting Power528,766
7.Sole Dispositive Power0
8.Shared Dispositive Power528,766
9.Aggregate Amount Beneficially Owned by Each Reporting Person 528,766
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 4.98%
12.Type of Reporting Person (See Instructions) IA

CUSIP No. 73919C100
1.Names of Reporting Persons. Louis Camhi I.R.S. Identification Nos. of above persons (entities only).
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power0
6.Shared Voting Power528,766
7.Sole Dispositive Power0
8.Shared Dispositive Power528,766
9.Aggregate Amount Beneficially Owned by Each Reporting Person 528,766
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 4.98%
12.Type of Reporting Person (See Instructions) IN

Item 1.

The name and address of the principal executive offices of the Issuer are:

Power & Digital Infrastructure Acquisition II Corp.

321 North Clark Street, Suite 2440

Chicago, IL 60654

Item 2.

This statement on Schedule 13G is being filed by:

(a)Name:

i) RLH Capital, LLC, a Delaware limited liability company with respect to the common stock (as defined in Item 2(d)) held by certain funds and managed accounts to which RLH Capital, LLC serves as investment manager (collectively, the RLH Funds); and

(ii) Louis Camhi, who serves as the Managing Member of RLH Capital, LLC, with respect to the common stock held by the RLH Funds.

The foregoing persons and entities are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the common stock reported herein.

(b)Address:	RLH Capital, LLC 119 Hicks Lane Great Neck, NY 11024 Louis Camhi 119 Hicks Lane Great Neck, NY 11024
(c)Citizenship/Place:	RLH Capital, LLC is a Delaware limited liability company. Louis Camhi is a United States citizen.
(d)Title of Class of Securities:	Class A common stock, par value $0.0001 per share
(e)CUSIP Number:	73919C100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)☒An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☒A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

See Items 5-9 and 11 of the cover page for each Filer. The information required by Items 4(a)  (c) is set forth in Rows (5)  (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 6, 2024	RLH Capital, LLC By:/s/ Louis Camhi Louis Camhi, Managing Member
Date:February 6, 2024	Louis Camhi By:/s/ Louis Camhi Louis Camhi

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 6, 2024

RLH Capital, LLC

By:	/s/ Louis Camhi
Louis Camhi, Managing Member

Louis Camhi

By:	/s/ Louis Camhi
Louis Camhi